Exhibit 99.1

MEDIA RELEASE

September 18, 2025

Algoma Steel Announces Upsizing of Asset-Based Revolving Credit Facility

Sault Ste. Marie, Ontario, September 18, 2025 – Algoma Steel Group Inc. (“Algoma” or the “Company”) (NASDAQ: ASTL; TSX: ASTL), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has amended its Amended and Restated Credit Agreement (as amended, the “Credit Agreement”) to increase the aggregate commitments under its asset-based revolving credit facility (“ABL Facility”) from US$300 million to US$375 million.

The incremental US$75 million in new commitments is being provided by Export Development Canada (EDC), which joins the Company’s existing lending syndicate as a direct lender under the ABL Facility. This transaction is part of a broader set of liquidity initiatives Algoma is pursuing to strengthen its financial position and provide flexibility to navigate evolving market conditions.

“Despite the challenging market conditions brought on by tariffs, this upsizing of our ABL Facility, and the addition of EDC to our banking group, provides Algoma with enhanced financial flexibility to support our operations and strategic priorities,” said Rajat Marwah, Chief Financial Officer of Algoma. “The continued support of our lenders, Wells Fargo and BMO Capital Markets, and the participation of EDC reflect confidence in Algoma’s transformation to Electric Arc Furnace steelmaking and our long-term competitiveness as a sustainable Canadian steel producer.”

The ABL Facility will continue to be secured by a first-priority lien on accounts receivable, inventory, and related assets of Algoma and its subsidiaries, and remains subject to the terms of the Credit Agreement.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Forward-Looking Statements

This news release contains “forward-looking statements” under applicable Canadian securities laws and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future performance and reflect the Company’s current expectations and assumptions. Forward-looking statements can often be identified by words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “target,” “project,” “may,” “should,” “will,” “forecast,” “outlook,” “potential,” or other similar expressions. In particular, this release contains forward-looking information regarding the expected benefits of the upsizing of the ABL Facility, the anticipated impact of Algoma’s Electric Arc Furnace (“EAF”) project and its plate mill modernization project, resulting reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, transformation journey, ability to deliver greater and long-term value, and Algoma’s ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, and assumptions that could cause actual results or events to differ materially from current expectations. Such risks and uncertainties include, but are not limited to, the Company’s ability to enter into definitive documentation on the terms described or at all; the Company’s ability to meet the conditions precedent to funding; potential changes in government policy; general economic and market conditions; ongoing trade actions and tariffs; the risks described in Algoma’s filings with the U.S. Securities and Exchange Commission (available at www.sec.gov) and Canadian securities regulators (available under the Company’s SEDAR+ profile at www.sedarplus.com); and other factors that may be beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking statements. Algoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com